AFFIRMATIVE INSURANCE HOLDINGS, INC.
4450 Sojourn Drive, Suite 500
Addison, Texas 75001
Scott P. Slykas, Esq.
Director of Corporate Legal & SEC Affairs
July 11, 2007
FILED VIA EDGAR (CORRESP)
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-6010

Re:	Affirmative Insurance Holdings, Inc. Comment Letter Regarding Form 10-K for the fiscal year ended December 31, 2006; File Number 000-50795
Dear Mr. Rosenberg:
We are in receipt of that certain correspondence dated July 3, 2007 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2006 of Affirmative Insurance Holdings, Inc. (“Affirmative”).
In the Comment Letter, you indicated that we should respond to the comments contained therein within ten (10) business days or tell the Staff when we will provide a response. We appreciate the Staff’s comments, and wish to ensure that we have sufficient time to respond to the Comment Letter appropriately. At present, our internal accounting and legal staff as well as our independent auditors are heavily involved in quarter-end closing and reporting processes, and will continue to be so during the remainder of July and early August. The Staff’s comments, which relate to accounting issues and related disclosures, require careful consideration both by our internal accounting, actuarial and legal staff as well as our independent auditors in order to prepare appropriate responses. Accordingly, this correspondence will confirm that we will submit a written response to the Staff’s comments in the Comment Letter on or before August 17, 2007.

Thank your for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.
Sincerely,

/s/ Scott P. Slykas Scott P. Slykas, Esq.
Director of Corporate Legal & SEC Affairs
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive, Suite 500
Addison, Texas 75001

Telephone:	(630) 560-7696
Facsimile:	(630) 560-7244
E-Mail:	scott.slykas@affirmativeinsurance.com